VIA EDGAR

September 26, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey Riedler, Johnny Gharib and Daniel Greenspan

Re:	Imprimis Pharmaceuticals, Inc.
Registration Statement on Form S-3, as amended
File No. 333-198675
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Imprimis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM New York City time on September 29, 2014, or as soon thereafter as possible.

The Company hereby acknowledges that:

●	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Steve Rowles of Morrison & Foerster LLP at (858) 720-5198 should you have any questions or require additional information regarding this request.

Very truly yours,

IMPRIMIS PHARMACEUTICALS, INC.

/s/ Andrew R. Boll
Name:	Andrew R. Boll
Title:	Vice-President of Accounting and Public Reporting

cc: Morrison & Foerster LLP